UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant To Section 13 OR 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 30, 2018

STIFEL FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-09305	43-1273600
(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

501 N. Broadway, St. Louis, Missouri 63102-2188

(Address of principal executive offices and zip code)

(314) 342-2000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02	Results of Operations and Financial Condition.

On July 30, 2018, Stifel Financial Corp. (“Stifel” or the “Company”) reported its financial results for the three months ended June 30, 2018. A copy of the related press release is attached hereto as Exhibit 99.1.

Stifel will hold a conference call on Monday, July 30, 2018, at 5:00 p.m. Eastern time. All interested parties are invited to listen to Stifel Chairman and CEO, Ronald J. Kruszewski, by dialing (800) 651-2240 and referencing conference ID #2197478. A live audio webcast of the call, as well as a presentation highlighting the Company’s results, will be available through Stifel’s web site, www.stifel.com. For those who cannot listen to the live broadcast, a replay of the broadcast will be available through the above-referenced web site beginning approximately one hour following the completion of the call. The conference call slide show is attached hereto as Exhibit 99.2.

The exhibit is being furnished pursuant to Item 2.02, and the information contained therein shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

The information contained in this Current Report on Form 8-K, including Exhibit 99.1 and Exhibit 99.2 attached hereto, may contain certain statements that may be deemed to be “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this report not dealing with historical results are forward-looking and are based on various assumptions. The forward-looking statements are subject to risks and uncertainties that could cause Stifel’s actual results to differ materially from those expressed in or implied by the statements. Material factors and assumptions could cause actual results to differ materially from current expectations. In particular, these statements may refer to our goals, intentions, and expectations, our business plans and growth strategies, our ability to integrate and manage our acquired businesses, estimates of our risks and future costs and benefits, and forecasted demographic and economic trends relating to our industry. Stifel does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made. Stifel disclaims any intent or obligation to update these forward-looking statements.

Additional Information

Investors and security holders are urged to carefully review and consider each of the Company’s public filings with the Securities and Exchange Commission (the “SEC”), including but not limited to its Annual Reports on Form 10-K, its Current Reports on Form 8-K, and its Quarterly Reports on Form 10-Q. The documents filed by the Company with the SEC may be obtained free of charge through a link on Stifel’s website at www.stifel.com or on the SEC website at www.sec.gov. These documents may also be obtained free of charge from Stifel by requesting them in writing to Stifel Financial Corp., 501 N. Broadway, St. Louis, Missouri 63102, Attention: Joel Jeffrey, or by telephone at (212) 271-3610.

This communication is being made in respect of the proposed transaction involving Stifel and Business Bancshares, Inc. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities. Stifel filed with the SEC, and the SEC declared effective, a registration statement on Form S-4 (File No. 333-225729) that includes a proxy statement of Business Bancshares, Inc. and a prospectus of Stifel. Before making any voting or investment decision, investors and security holders of Stifel and Business Bancshares, Inc. are urged to carefully read the entire registration statement, proxy statement and prospectus, as well as any amendments or supplements to these documents and any other relevant documents filed with the SEC, because they contain important information about the proposed transaction. A definitive proxy statement was sent to the shareholders of Business Bancshares, Inc. seeking the required shareholder approvals. Investors and security holders can obtain the registration statement, the proxy statement and the prospectus free of charge from the SEC’s website or from Stifel by writing to the address set forth in the paragraphs above and from Business Bancshares, Inc. at 8000 Maryland Avenue, Clayton, Missouri 63105.

Proxy Solicitation

Stifel and Business Bancshares, Inc., and certain of their directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Business Bancshares, Inc. in connection with the proposed transaction. Information about the directors and executive officers of Stifel and their ownership of Stifel common stock is set forth in the Company’s Proxy Statement for the 2018 Annual Meeting of Shareholders filed with the SEC. Information about the directors and executive officers of Business Bancshares, Inc. is available on The Business Bank of St. Louis’s website and information regarding the interests of those participants and other persons who may be deemed participants in the transaction is set forth in the proxy statement and prospectus regarding the proposed transaction.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description of Exhibit

99.1	Press release dated July 30, 2018.

99.2	Investor presentation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STIFEL FINANCIAL CORP.

Date: July 30, 2018	By:	/s/ James M. Zemlyak
	Name:	James M. Zemlyak
	Title:	President and Chief Financial Officer

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